Exhibit 4.45

Mr Noel Ryan

European Financial Controller

Trintech Technologies Limited

Trintech Building

South County Business Park

Leopardstown

Dublin 18

23rd April 2004

Project Ref: 131936/01/D2

Matter:	Funding to Trintech Technologies Limited (the “Company”)

Dear Mr Ryan

This letter of offer is in substitution for Enterprise Ireland’s letter of offer dated 28th March 2003, and your acceptance of this letter dated 30th April 2003, which letter is hereby withdrawn and cancelled.

Thank you for the Company’s application of 30 August 2002 for funding towards the costs of undertaking a research and development programme under the Research Technology and Innovation Initiative (RTI) as described in Schedule A overleaf.

Based on the information contained in your Application, Enterprise Ireland is offering funding towards the costs detailed in Schedule A to this letter (the “Offer”). The Offer is subject to the terms and conditions set out in this letter and those contained in Schedules A and B of this letter.

To accept the Offer, please arrange to return the enclosed Acceptance copy of this letter to be signed by the managing director or any two directors of the Company to me within 30 days of the date of this letter. Otherwise, the offer will lapse automatically.

Enterprise Ireland has assigned me as your client service executive assigned to this project. If you need any assistance regarding completion of the Acceptance Letter, please call me at 051-333500.

Please note that you should return all documentation related to this Offer to me, with the exception of the actual claim, which should be sent to the Manager, Grants Administration in Wilton Park House, Wilton Place, Dublin 2. If you have any queries relating to claims and/or the completion of same, please contact Lucy Clarke @ 808 2877 or log on to our website (enterprise-ireland.com) for further information on claims, including soft copies of claim forms.

Yours sincerely

/s/ Sarah Jenkinson

Sarah Jenkinson Client Service Unit

Matter:	Funding to Trintech Technologies Limited (the “Company”)
Project No: 131936/01/D2

We refer to Enterprise Ireland’s offer of funding dated 23rd April 2004 under the Research Technology Innovation Initiative and acknowledge that Enterprise Ireland has relied on the truth and accuracy of the information contained in the Application for the purpose of making the Offer.

We have read the above Offer Letter and the Schedule to the Offer Letter and we hereby agree to accept the Offer on the terms and conditions set out in such letter and schedules.

We have noted, in particular, that claims for payment must be made in accordance with Schedule A, Clause 3 of this Offer Letter.

Signed:

/s/ Cyril McGuire	Managing Director [1], Trintech Technologies Limited (please print Managing Director’s/Director’s name) Director, Trintech Technologies Limited (Please print Director’s name)

Dated 26th day of April 2004

We, in our capacity as controlling shareholders of the Company, have read the Agreement and agree to be bound by the provisions of Clause 6.2 of Schedule B and to procure, insofar as it is within our power to do so, that the Company will comply with the Agreement.

Signed:

/s/ Cyril McGuire	Director, Trintech Group Plc (Please print name of underwriting/parent company and Director’s name)

Dated 26th day of April 2004

[1]	Please strike out the word ‘Managing’ if the offer is not being accepted by the managing director.

Schedule A to the Offer Letter

RTI Revenue Grant

Company Name	Trintech Technologies Limited

Establishment No	7994	Project No.	131936/01/D2

Project Offer Date (i.e., date of Offer Letter)	28 March 2003	Source of funding:	EU

Project Start Date being the first date on which grant-eligible expenditures may be incurred:	30 August 2002

Project Duration being the period within which expenditures are eligible for grant assistance:	Two years from Project Offer Date

Enabling Legislation	Section 7(i) Industrial Development Act 1998

Controlling Shareholders	Addresses
Trintech Group Plc	Trintech Building, South Country Business Park, Leopardstown. Dublin 18

Description Of Project	Development of an Open Pay Product for Smart Card and PIN Capability.

Grant Offered

Eligible Expenditure	€
Materials and prototypes	351,800
Salaries and wages to persons engaged on the project	629,120
Overheads	30,640
Travel and subsistence	188,740
Fees to technical advisers engaged in connection with the project	513,000
Total estimated costs of eligible expenditure	1,713,300

Grant as a % of actual cost of eligible expenditure	20.43%

Maximum Grant amount	350,027

Conditions Specifically Related To RTI Revenue Grant

1.	The Company covenants and undertakes to Enterprise Ireland for the Term of the Agreement:

1.1.	to carry out the Project wholly or mainly within the State;

1.2.	to ensure that any new product developed as a result of the Project will, if commercially viable, be manufactured within the State within two years of the completion of the study;

1.3.	to ensure that any new process or method developed as a result of the Project will, if commercially viable, be used commercially by the Company within the State within two years of the completion of the study;

1.4.	to keep records of the progress of the Project through its various stages as a basis for the preparation of a progress report to accompany each claim and to furnish all information and reports that Enterprise Ireland may require from time to time including the standard Project Progress Report concerning the Project and information about the costs of the Project and the results thereof;

1.5.	if any patent or other Intellectual Property right is established as a result of the work carried out as part of the Project, to register such right as the sole property of the Company and Trintech Limited not to create or allow to subsist any Encumbrance over any of its assets, including any Intellectual Property owned or used by it without the prior written consent of Enterprise Ireland;

1.6.	the Company committing to its Research & Development spend in Ireland being no less than an aggregate of €6,000,000 for the fiscal years ending 31 January 2004 and 31 January 2005, and, additionally, not to transfer Research & Development activities to Montevideo (Uruguay), for the term of the RTI agreement. In the event of the Research & Development spend in Ireland not being fully maintained at this level, over the stated period, the Company shall repay the Grant in full to Enterprise Ireland;

1.7.	to ensure that any person, who has already been paid or may be paid an employment grant under the Employment Grant Agreement dated 17 April 2000, will not be the subject of any grant assistance under this Agreement.

2.	Eligible salary costs in respect of the Company’s Managing Director or Chief Executive is restricted as follows:

i.	Max 30% of actual salary allowed for grant aid purposes in the case where the Company employs 50 people or less at the Project Start Date;

ii.	0% of actual salary allowed for grant aid purposes in the case where the Company employs in excess of 50 people at the Project Start Date.

3.	Claims for payment of the Grants must be submitted to Enterprise Ireland in accordance with the following schedule:

A minimum claim of 20% within six months of the Project Offer Date;

A final claim to be submitted within 3 months of the end of the Project Duration.

Interim claims may be submitted during the Project Duration.

In the event of the Company failing to submit any claims in accordance with the above schedule, the Company may at Enterprise Ireland’s discretion, forfeit its entitlement to make any further claim or claims. See also Schedule B, Clause 3.

4.	The Company entering into a supplemental agreement relating to the cancellation by Enterprise Ireland of €381,000 (representing 40 jobs @ €9,525 per job), this amount being part of the Employment Grant Agreement dated 17 April 2000, which offered an amount of €1,190,379 for the creation of 125 jobs over a base level of 125 jobs.

5.	Grant balances available on foot of grants offered and/or approved in favour of the Company (as detailed below) are hereby cancelled and withdrawn:-

Date Approved	Grant Type	Amount Approved	Amount Paid	Balance Cancelled
06/1987	Enterprise Development	€415,204	€320,437	€94,767
11/1990	do.	€634,869	€634,565	€304
04/1992	do.	€99,040	€98,812	€228
07/1996	Measure 6	€575,039	€565,447	€9,592
07/1996	Measure 1	€8,888	€2,994	€5,894
04/1996	Techstart	€8,888	€8,153	€735

6.	The Company undertaking to repay the following amounts to Enterprise Ireland due under the Target Marketing Consultancy Programme by Trintech Technologies Limited and Exceptis Technologies Limited on the submission of the signed acceptance of this Agreement:-

Project No. 30682	Trintech Technologies Limited	€254,620.57

Project No. 31501	Exceptis Technologies Limited	€112,266.42

7.	That the shareholding of the Company and Trintech Limited will not change for the Term of the Agreement without Enterprise Ireland’s written consent.

8.	The Company and Trintech Limited have entered into an irrevocable licensing agreement for the Term of the Agreement.

Schedule B To the Offer Letter

General Terms and Conditions

Definitions

“Acceptance Letter”	means the letter from the Company to Enterprise Ireland accepting the Offer in the Offer Letter.

“Agreement “	means the Application, the Offer Letter, the schedules to the Offer Letter and the Letter of Acceptance.

“Application”	means the completed Research Technology and Innovation (RTI) Competitive Grants Scheme Company Application Form and all written documentation furnished by or on behalf of the Company to EI prior to the date of this letter in support of the application.

“Company”	means the Company that has been offered the funding in the Offer Letter.

“Controlling Interest”	means ownership of more than 50% of the issued ordinary share capital of the Company and/or ownership of shares in the capital of the Company conferring in aggregate more than 50% of the total voting rights conferred by all the shares in the share capital of the Company from time to time and/or having the right to appoint the majority of the directors to the Board of the Company.

“Controlling Shareholder”	means those shareholders in the Company whose names are set out in Schedules with the letter “A” and a numeral.

“Encumbrance”	any mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third party right or interest, any other encumbrance or security interest of any kind and any other type of preferential arrangement (including, without limitation, title, transfer and retention arrangements) having similar effect.

“Grant”	means the amount contributed or to be contributed by Enterprise Ireland towards the cost of a project referred to in Schedule A of the Offer Letter.

“Intellectual Property”	any and all rights pertaining to inventions, discoveries, concepts, ideas and improvements to existing technology whether or not written down or otherwise converted to tangible form, patents, designs, trade marks, trade names, logos, rights in any domain names, database rights, goodwill, copyright(s), knowhow, reputation, modes, get-up, computer programs and analogous property, plans, models, literary, dramatic, musical and artistic works and all other forms of industrial or intellectual property (in each case in any part of the world and whether or not registered or registrable and to the fullest extent thereof and for the full period thereof and all extensions and renewals thereof) and all applications for registration thereof and all rights and interest, present and future, thereto and therein.

“Offer Letter”	means the letter of offer from Enterprise Ireland to the Company offering the Grants for the Projects.

“Projects”	means the projects described in Schedule A to the Offer Letter.

“Project Duration”	has the meaning ascribed to it in Schedule A to the Offer Letter.

“Project Start Date”	means the date on which grant eligible expenditures may be incurred or new grant-aided employees may be recruited.

“State”	means the island of Ireland, excluding Northern Ireland.

“Term”	has the same meaning ascribed to it is Clause 4 of this Schedule B.

Interpretation:	Words in the singular include the plural and vice versa.

1.	Purpose of Grants

1.1	The Grants are provided to enable the implementation by the Company of the Projects described in Schedule A.

2	On-Going Requirements

The Company covenants and undertakes to Enterprise Ireland for the Term of this Agreement as follows:

2.1	to develop and implement the Projects in line with the written proposals set out in the application;

2.2	to provide the raw materials, personnel, business and technical knowledge, finance and facilities required for the successful implementation of the Projects;

2.3	not to use the Grants for any purpose other than the purpose stated under the heading “Purpose Of Grants”, including funding of any distribution to shareholders by way of dividend or otherwise;

2.4	to procure that the Controlling Interest in the Company will not change without Enterprise Ireland’s prior written consent, which shall not be unreasonably withheld;

2.5	to comply with relevant legislation and obtain with any relevant permits, approvals permissions or consents necessary for the operation of its business including without prejudice to the generality of the foregoing all permits, approvals, permissions, or consents relating to planning, building, environment, employment, taxation, health and safety and the Companies Acts 1963-2001 (as may be amended from time to time);

2.6	not to dispose of or part with possession of any prototype produced as part of the Project unless under a non-disclosure agreement, without the written agreement of Enterprise Ireland;

2.7	to permit the personnel of Enterprise Ireland, Irish Government and EU Auditors, and/or consultants engaged by same, to have access to the premises, personnel and records of the Company during the normal business hours of the Company;

2.8	to comply with such procedures for claiming payment of the Grants as Enterprise Ireland may operate for time to time;

2.9	to immediately inform Enterprise Ireland of any changes proposed in the event of the Project differing from that specified in the Offer Letter;

2.10	to furnish Enterprise Ireland with a tax clearance certificate and statutory audited accounts for each year until the Grants have been fully paid to the Company;

2.11	to keep all its key insurable assets insured to their full cost of re-instatement against loss or damage by fire and explosion or any other cause and to obtain, in accordance with good business practice, consequential loss or business interruption insurance.

2.12	to furnish Enterprise Ireland with information on its sales, exports, employment and added value for the purpose of surveys which Enterprise Ireland may conduct or participate in from time to time;

2.13	to keep and make available for inspection on behalf of Enterprise Ireland detailed records of time spent on the research and development Projects by the Company’s employees in respect of whose remuneration Grants are payable, whether the employees are involved on the Projects on a full-time, part-time or occasional basis;

2.14	to maintain detailed records of grant-aided wage and salary costs incurred in executing the grant-aided research and development Projects and facilitate verification of salary rates paid by means of documentation, including documentation returned to the Revenue Commissioners;

2.15	to maintain detailed records of the grant-aided cost of all materials and services, including consultancy, materials, construction, transportation and accommodation costs, incurred in executing the Projects;

2.16	where reasonable to obtain three competitive quotations or tenders for all grant-aided construction work and capital equipment and to accept only the lowest tender, save with the prior written consent of Enterprise Ireland and to furnish to Enterprise Ireland on request, details of such quotations or tenders;

2.17	to ensure that documentation of all of the detailed records of cost incurred on the Projects are approved in writing on behalf of the Company by a designated project manager and to hold same for the purpose of providing a satisfactory audit trail; in doing so, to indicate that the said costs have been wholly and necessarily incurred for the purpose of the Projects;

2.18	to acknowledge that the Project has been co-financed by EU Structural Funds by displaying EU posters and/or stickers within the Company’s premises and informing Company staff that the Project has been co-financed by the EU;

2.19	to display a commemorative plaque within the Company’s premises if the Total Maximum Grant offered is greater than €635,000;

2.20	to co-operate with Enterprise Ireland in aspects of public relations activity concerning the Projects and the European Commission;

2.21	to hold documentation of all of the detailed records of cost incurred on the Projects for a period of 5 years after the close of the Operational Programme 2000-2006 (ie 31 December, 2011) in accordance with Chapter II of Council Regulation (EU) No 1260/99 of 21st June 2000, as amended;

2.22	to commence the Project within three months of the Project Offer Date;

2.23	to comply with all terms and conditions imposed on it by the Agreement; and

2.24	not to give guarantees for purposes other than the Company’s business.

3	Claims Procedure

3.1	The Grants will be payable to the Company when Enterprise Ireland has established to its reasonable satisfaction that:

3.1.1	the conditions of the Offer Letter have been complied with;

3.1.2	expenditures incurred by the Company in respect of Projects have been vouched and examined in such a manner as Enterprise Ireland may require and shown to the satisfaction of Enterprise Ireland to have been reasonable and necessary for the purpose of the Project;

3.2	A claim must be made in writing and certified by the Company’s auditors in a manner satisfactory to Enterprise Ireland.

3.3	All grants involving expenditure in excess of €127,000 are subject to an administration fee of €1,270. A cheque for this fee, made payable to Enterprise Ireland’s Grant Administration Department, Wilton Park House, Wilton Place, Dublin 2 must be enclosed with the Company’s first claim.

3.4	If Enterprise Ireland is not satisfied with the annual audited accounts or management accounts of the Company, Enterprise Ireland shall not be obligated to make a payment on foot of any claim.

3.5	Enterprise Ireland shall not be obliged to entertain a claim by the Company for payment of a Grant if the Company is in breach of any provision of the Agreement.

4	Termination

This Agreement shall terminate five years from the date of the last payment from the Grants.

5	Definitions

Any defined terms in this Schedule B shall have the same meaning where used in the Offer Letter or in Schedule A unless the context requires otherwise.

6	Cessation, Repayment and Reduction of the Grants

6.1	Enterprise Ireland may immediately cease making any payments of the Grants and/or seek repayment of the Grants already paid to the Company or deemed to have been made and/or reduce the amount of the Grants to be paid if any one or more of the following events occur:

6.1.1	the Company is in breach of any terms or conditions set out in the Offer Letter and/or the Schedules to the Offer Letter and such breach (if capable of remedy) is not remedied within 21 days of the occurrence of such breach;

6.1.2	a receiver or manger is, or has been appointed over the business or any part of the business, assets or undertaking of the Company;

6.1.3	any notice is served on the Company that a court order has been made to wind-up the Company or if any petition is presented or a resolution is proposed or passed to wind-up the Company or any of its subsidiaries;

6.1.4	the Company is unable to pay its debts as and when they fall due within the meaning of Section 214 of the Companies Act, 1963;

6.1.5	a distress or execution is levied or issued against any of the property of the Company or any of its subsidiaries;

6.1.6	the Company ceases to carry on the Project;

6.1.7	any warranty or representation by the Company which is contained in the Schedules to the Offer Letter is untrue or inaccurate;

6.1.8	the Company is unable to obtain any relevant permits, approvals, permissions or consents necessary for the operation of its business including without prejudice to the generality of the foregoing all permits, approvals, permissions, or consents relating to planning, building, environment, health and safety and the Companies Acts 1963-2001 (as may be amended from time to time); and

6.1.9	the persons referred to in Schedule A1 no longer have a Controlling Interest in the Company unless otherwise agreed in writing by Enterprise Ireland.

6.2	In the event of a Controlling Shareholder or Controlling Shareholders having underwritten the Agreement, each such Controlling Shareholder or Controlling Shareholders and the Company shall agree, on a joint and several basis, to repay on demand by Enterprise Ireland, any sums that shall fall due for repayment in accordance with Clause 6.1 above.

6.3	The Company covenants and undertakes to immediately notify Enterprise Ireland in writing of the occurrence of any of the events referred to above.

6.4	If Enterprise Ireland seek repayment of any Grants as a result of the occurrence of any of the events referred to above, the Company covenants and undertakes to make such repayments immediately on receipt of a written demand from Enterprise Ireland.

6.5	Any cessation of the Grant payments and/or reduction in the amount of Grants shall be notified in writing to the Company by Enterprise Ireland.

7	Warranties

The Company warrants, represents and undertakes to Enterprise Ireland that for the Term of this Agreement:

7.1	the facts referred to in the application are true and correct in every particular;

7.2	the Company has the necessary financial resources, personnel, business and technical knowledge and other relevant resources to carry out the Project;

7.3	the Company shall not seek payment of Grants from Enterprise Ireland in respect of any expenditure incurred by the Company prior to the Project Start Date;

7.4	employees, in respect of whom the Company is in receipt of grant assistance under any of the Enterprise Ireland schemes (Employment; Training; Feasibility and Employment of Key Personnel grants) will not be eligible for assistance from the Grant herein if the Company is, in respect of such employees and during the same time period, in receipt of grant assistance from Enterprise Ireland under any one of the above referred to grant schemes;

7.5	the Company has the necessary legal powers to carry out the trading activities referred to in the application;

7.6	funding has not been and will not be sought for the Project from the State or any government agency for the purpose of funding the Project;

7.7	the Company’s main activity is:

7.7.1	the production of products for export or products of an advanced technological nature for supply to internationally trading or skilled sub-supply firms within the State or products for sectors of the Irish market that are subject to international competition, such production comprising part of the Project; or

7.7.2	an activity covered by the Industrial Development (Service Industries) Order, 1998;

7.8	carrying out of the Projects will not impact or effect the intellectual property rights owned by any third party.

8	General Provisions

8.1	This Agreement shall be binding upon and enure for the benefit of Enterprise Ireland and its successors and assigns.

8.2	Enterprise Ireland acknowledges its statutory obligation of confidentiality to the Company in respect of all information received in regard to the Projects and undertakes not to disclose such information except as required by law.

8.3	This Grant is subject to both the receipt of funding by Enterprise Ireland from the European Union Structural Funds and the availability of such funding for distribution to industry. In the event of such funding not being received/available for distribution, or being discontinued for any reason the State, the Minister, the Commission of the European Union and Enterprise Ireland shall not be under any liability to provide funding for or to compensate the Company.

8.4	Except with the prior written consent of Enterprise Ireland, the Company shall not be entitled to assign any part or the entire of the Agreement and the rights of the Company pursuant to this Agreement shall be personal to the Company.

8.5	Nothing in this Agreement shall constitute or be deemed to constitute a partnership between the parties to the Agreement or constitute or be deemed to constitute any party to this Agreement as agent of any other party to this Agreement for any purpose whatsoever and no such party shall by reason of this Agreement have authority or power to bind any other such party or to contract in the name of and create a liability against any other such party in any way or for any purpose.

8.6	Any notice or other communication required or permitted to be given or made under this Agreement shall be addressed to the Secretary of the Company at its registered office and to Enterprise Ireland addressed to the Secretary, Enterprise Ireland, Glasnevin Hill, Dublin 9 or such other address as may be notified from time to time. Any notice or other communication required or permitted to be made pursuant to this Agreement shall be validly given or made if delivered personally or if despatched by registered post and shall be deemed to be given or made:

8.6.1	if delivered by hand - at the time of delivery;

8.6.2	if sent by post – forty eight hours after same shall have been posted.

8.7	A waiver by Enterprise Ireland of any breach of any terms or conditions of this Agreement or the acquiescence by Enterprise Ireland but for such acquiescence shall not constitute a general waiver of such terms and conditions.

8.8	If there is any conflict between (i) the provisions of this Schedule B and (ii) Schedule A of the Offer letter, the provisions of Schedule A shall prevail.

8.9	This agreement shall be governed by the laws of Ireland.